Filed Pursuant to Rule 253(g)(2)
File No. 024-11212

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 29 DATED JUNE 17, 2022
TO THE OFFERING CIRCULAR DATED JULY 26, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated July 26, 2021 and filed by us with the Securities and Exchange Commission (the “Commission”) on July 26, 2021 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset updates.

Asset Updates

215 N 143rd Ave Controlled Subsidiary – Goodyear, AZ

22480 Randolph Drive Controlled Subsidiary – Sterling, VA

Candlewood Road Controlled Subsidiary – Hanover, MD

Aerotropolis Controlled Subsidiary – Atlanta, GA

910 W Carver Controlled Subsidiary – Tempe, AZ

On September 30, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-VB143, LLC (the “215 N 143rd Ave Controlled Subsidiary”), for an initial purchase price of approximately $3,059,000 which was the initial stated value of our equity interest in the 215 N 143rd Ave Controlled Subsidiary (the “215 N 143rd Ave East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 215 N 143rd Ave Controlled Subsidiary for an initial purchase price of approximately $27,531,000 (the “215 N 143rd Ave Interval Fund Investment” and, together with the 215 N 143rd Ave East Coast Opportunistic REIT Investment, the “215 N 143rd Ave Investment”). The 215 N 143rd Ave Controlled Subsidiary used the proceeds of the 215 N 143rd Ave Investment to acquire a partially leased industrial building, with the remaining space fully leased after acquisition and renovations, containing approximately 213,229 square feet of net rentable area on an approximately 23-acre site located at 215 N 143rd Ave, Goodyear, AZ 85338 (the “215 N 143rd Ave Property”). Details of this acquisition can be found here.

On November 15, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Randolph, LLC (the “22480 Randolph Drive Controlled Subsidiary”) for an initial purchase price of approximately $2,086,000 which was the initial stated value of our equity interest in the 22480 Randolph Drive Controlled Subsidiary (the “22480 Randolph Drive East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 22480 Randolph Drive Controlled Subsidiary for an initial purchase price of approximately $18,770,000 (the “22480 Randolph Drive Interval Fund Investment'' and, together with the 22480 Randolph Drive East Coast Opportunistic REIT Investment, the “22480 Randolph Drive Investment''). The 22480 Randolph Drive Controlled Subsidiary used the proceeds of the 22480 Randolph Drive Investment to acquire a fully leased industrial building containing approximately 76,500 square feet of net rentable area on an approximately 6.87-acre site located at 22480 Randolph Drive, Sterling, VA 20166 (the “22480 Randolph Drive Property''). Details of this acquisition can be found here.

On December 29, 2021, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Candlewood, LLC (the “Candlewood Road Controlled Subsidiary”) for an initial purchase price of approximately $2,410,000 which was the initial stated value of our equity interest in the Candlewood Road Controlled Subsidiary (the “Candlewood Road East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Candlewood Road Controlled Subsidiary for an initial purchase price of approximately $21,690,000 (the “Candlewood Road Interval Fund Investment” and, together with the Candlewood Road East Coast Opportunistic REIT Investment, the “Candlewood Road Investment”). The Candlewood Road Controlled Subsidiary used the proceeds of the Candlewood Road Investment to acquire a fully leased industrial building containing approximately 253,330 square feet of net rentable area on an approximately 13-acre site located at 7441 Candlewood Road Drive, Hanover, MD 21076 (the “Candlewood Road Property”). Details of this acquisition can be found here.

On February 9, 2022, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Aerotropolis, LLC (the “Aerotropolis Controlled Subsidiary”) for an initial purchase price of approximately $581,500 which was the initial stated value of our equity interest in the Aerotropolis Controlled Subsidiary (the “Aerotropolis East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Aerotropolis Controlled Subsidiary for an initial purchase price of approximately $5,233,500 (the “Aerotropolis Interval Fund Investment” and, together with the Aerotropolis East Coast Opportunistic REIT Investment, the “Aerotropolis Investment”). The Aerotropolis Controlled Subsidiary used the proceeds of the Aerotropolis Investment to acquire a fully leased industrial building containing approximately 201,989 square feet of net rentable area on an approximately 16-acre site located at 3435 Jonesboro Rd, Atlanta, GA 30354 (the “Aerotropolis Property”). Details of this acquisition can be found here.

On February 15, 2022, we directly acquired ownership of a “majority-owned subsidiary,” FRIND-Carver, LLC (the “910 W Carver Controlled Subsidiary”), for an initial purchase price of approximately $2,410,000 which was the initial stated value of our equity interest in the 910 W Carver Controlled Subsidiary (the “910 W Carver East Coast Opportunistic REIT Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the 910 W Carver Controlled Subsidiary for an initial purchase price of approximately $21,690,000 (the “910 W Carver Interval Fund Investment” and, together with the 910 W Carver East Coast Opportunistic REIT Investment, the “910 W Carver Investment”). The 910 W Carver Controlled Subsidiary used the proceeds of the 910 W Carver Investment to acquire a partially leased industrial building containing approximately 110,000 square feet of net rentable area on an approximately 11.2-acre site located at 910 W Carver, Tempe, AZ 85284 (the “910 W Carver Property”). Details of this acquisition can be found here.

On June 13, 2022, we refinanced the 215 N 143rd Ave Property, 22480 Randolph Drive Property, Candlewood Road Property, Aerotropolis Property, and 910 W Carver Property (together, the “Allianz Facility 1 Properties”) via a secured credit facility from Allianz Life Insurance Company with a maximum principal balance of $81,000,000 (“Allianz Credit Facility 1”). Allianz Credit Facility 1 has a 5-year initial term with a 4.2% interest rate. As a result of the refinance, the Allianz Facility 1 Properties received a combined cash distribution of approximately $30,917,000.

Allianz Credit Facility 1 contains events of default, relating to customary matters including, among other things and subject to certain notice requirements and grace periods, payment defaults, covenant defaults, bankruptcy events, judgment defaults and change of control events.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.